EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM TSX-V: ASM FSE: GV6

T 604.682.3701 - Suite 900, 570 Granville Street Vancouver, BC V6C 3P1 F 604.682.3600 - www.bralorne.com – ir@bralorne.com

TSX-V:BPM
OTCQX:BPMSF
BERLIN/FRANKFURT:GV7/WKN A0B75M

August 1, 2014

Update of Avino Silver & Gold Mines Ltd. and
Bralorne Gold Mines Ltd. Arrangement

Vancouver, BC – August 1, 2014 -- Avino Silver & Gold Mines Ltd. (“Avino”) (NYSE MKT:ASM, TSX-V:ASM) and Bralorne Gold Mines Ltd. (“Bralorne”) (TSX-V:BPM): Further to their joint news release dated June 30, 2014, Avino and Bralorne have executed a binding arrangement agreement (the “Arrangement”) whereby Avino will acquire all of the outstanding common shares of Bralorne which Avino does not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Upon completion of the Arrangement, it is anticipated that approximately 2,636,857 common shares of Avino will be issued to former Bralorne shareholders to acquire Bralorne, which holds an undivided 100% legal and beneficial interest in the operating Bralorne gold mine in British Columbia.

David Wolfin, President and CEO of Avino commented “We are very pleased to have signed the definitive agreements to complete this transaction. The Bralorne gold mine will be our second production center in North America and the Avino team looks forward to working with Bralorne team to expand the mine and realize its full operational and financial potential.”

William Kocken, CEO of Bralorne added “I am a significant Bralorne shareholder and long-serving Bralorne director and officer and speaking as a Bralorne shareholder and director and officer, I believe that this transaction represents an exceptional opportunity for Bralorne shareholders to gain exposure to a profitable precious metals producer with a track record of accretively financing the expansion of operating mines. I am very confident that Bralorne shareholders will benefit not only from the growth and expansion of the Bralorne gold mine, but also from the growth and expansion of Avino’s flagship silver and gold mine. Avino recently became our largest shareholder and I appreciate their support through what were very difficult and challenging financial circumstances for Bralorne.”

Summary Terms of the Arrangement

Under the terms of the Arrangement, on the effective date of the Arrangement the shareholders of Bralorne will receive 0.14 of an Avino common share for each Bralorne common share held by such shareholder (the “Share Exchange Ratio”), and all of the issued and unexercised stock options of Bralorne will be cancelled. Bralorne will as a result become a wholly-owned subsidiary of Avino. Avino previously held 179,149 common shares of Bralorne and recently purchased 9,500,000 common shares of Bralorne from a third party, and therefore already owns 9,679,149 common shares of Bralorne, representing approximately 34% of Bralorne's outstanding common shares. Avino is Bralorne’s largest shareholder and will vote in favour of the Arrangement.

The Share Exchange Ratio represents a 25.2% offer premium to Bralorne shareholders based on the closing prices of Avino and Bralorne on the TSX Venture Exchange as of June 27, 2014. No fractional shares of Avino will be issued, and fractions will be rounded down to the nearest lower whole share. Based on the 28,513,844 common shares of Bralorne outstanding on the date hereof, Bralorne shareholders (not including Avino) will receive under the Arrangement approximately 2,636,857 common shares of Avino (more or less), representing approximately 8.09% of Avino's outstanding shares on completion of the Arrangement (based on Avino's 32,611,807 outstanding common shares on the date hereof).

With the acceptance of the TSX Venture Exchange, and to provide Bralorne with required working capital pending completion of the Arrangement, Avino has also agreed to loan to Bralorne up to CAD$1.25 million, consisting of an initial advance of $500,000 (which has been made), and the balance of $750,000 upon the delivery of a mutually agreeable budget. All advances will bear interest at 12% per annum payable on maturity, and will mature thirty days after demand made after October 31, 2014. The principal amount and any accrued interest has been secured by a general security interest against all of the assets of Bralorne.

The Arrangement has been reviewed by the independent special committees of both Avino and Bralorne, and was approved unanimously by the independent directors of both Bralorne and Avino. The directors and officers of Bralorne have also entered into voting support agreements with Avino under which they have agreed to vote their Bralorne shares (if any) and options in favour of the Arrangement representing approximately 5.31% of the shares and 75% of the options entitled to vote at the Bralorne annual general and special meeting, currently scheduled to be held on October 9, 2014.

The special committee and Board of Directors of Bralorne have received a fairness opinion from Bruce McKnight Minerals Advisor that the Avino share consideration is fair, from a financial perspective, to the shareholders of Bralorne. The Board of Directors of Bralorne unanimously recommends to the shareholders to vote in support of the Arrangement.

The special committee and Board of Directors of Avino has also received a fairness opinion from Ross Glanville & Associates that the Avino share consideration is fair, from a financial perspective, to the shareholders of Avino. Cantor Fitzgerald Canada Corporation is acting as financial advisor to Avino in connection with the Arrangement.

The acquisition of Bralorne by Avino is expected to be completed by way of a court approved plan of arrangement in British Columbia in October 2014.

The Arrangement provides for customary deal protection mechanisms, including non-solicitation and right to match, in favour of Avino. Pending completion of the Arrangement, Bralorne will not issue any debt, equity or equity like securities without the prior written consent of Avino.

Closing Conditions

The closing of the Transaction will be subject to completion of several conditions, including:

•	There shall have been no change, condition, event or occurrence which has or is reasonably likely to have a material adverse effect on Bralorne;

•
The Transaction and plan of arrangement will be subject to approval by the shareholders and option holders of Bralorne voting as a single class, at an annual general and special meeting of shareholders; and

•
Receipt of all necessary approvals to the Arrangement, including from the TSX Venture Exchange, and the approval of the Supreme Court of British Columbia after a hearing upon the fairness of the Arrangement.

No assurance can be given at this time that the proposed Arrangement will be completed, that the conditions to closing will be satisfied or that the terms of the Arrangement will not change materially from those described in this news release.

Bralorne security holders and Avino shareholders and all other interested parties are advised to read the proxy materials relating to the proposed Arrangement that will be filed by Bralorne with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com, under Bralorne’s profile.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

Bralorne

Bralorne is a Canadian junior mining and exploration company, whose current project is a 100% interest in the Bralorne Gold Mine, BC. The Bralorne mining camp has a history of past production of 4 million ounces of gold from three mines (Bralorne, Pioneer and King) that fed two mills with a combined capacity of 875 tons per day with gold grades that averaged half an ounce per ton until 1971. Historically, the focus was on mining high grade material delineated by driving drifts on the veins at successively lower levels in the mines. Minimal exploration work was conducted beyond the known veins, and the areas between the historical mines were left undeveloped. Under Bralorne’s management, and supervision of William Kocken, new mill facilities have been developed, permitted, and are fully operational, and new discoveries have been made within the gap areas between the old mines, using geochemical surveys followed by diamond drilling. On November 21, 2012, Bralorne filed on SEDAR a preliminary economic assessment report on the Bralorne Mine property prepared by Beacon Hill Consultants (1988) Ltd., which reported as at August 31, 2012 measured and indicated mineral resources of 170,583 tons grading 0.266 oz gold/ton, and inferred mineral resources of 272,089 tons grading 0.256 oz gold/ton (mineral resources are not mineral reserves and do not have demonstrated economic viability).

In 2011, Bralorne began limited production at 100 tons per day and has sustained the operation since that time. Despite the limited production, the mine property is still considered in the exploration and evaluation stage. During fiscal year 2013, Bralorne produced an estimated 3,842 ounces of gold.

For more information, please feel free to visit Bralorne’s website at: www.bralorne.com.

Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

The securities of Avino referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. Accordingly, to the extent required, it is anticipated that the Transaction will be effected in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. This news release does not constitute an offer of securities, nor a solicitation for offers to buy any securities.

On Behalf of Avino’s Board	On Behalf of Bralorne’s Board

“Malcolm Davidson”	“William Kocken”

Malcolm Davidson, CA	William Kocken
Chief Financial Officer	Chief Executive Officer

Safe Harbor Statement - This news release may contain "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.